FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report for News Release dated October 20, 2006, (News Release EDGAR filed on November 7, 2006),

2.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

3.

Madison Minerals Inc. News Release Dated November 15, 2006,

4.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

5.

Madison Minerals Inc. News Release Dated November 27, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: December 7, 2006

By:

   “Chet Idziszek”

 Chet Idziszek

Its:

       President

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

December 7, 2006

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 20, 2006

Item 3.

Press Release

October 20, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Incentive stock options granted.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 7th day of November 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 15, 2006

Item 3.

Press Release

November 15, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Drill results from the Issuer’s Lewis Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 23rd day of November 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

November 15, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com E-mail: info@madisonminerals.com

DRILLING EXPANDS LEWIS GOLD MINERALIZATION

HIGHLIGHTS

♦

NEWLY DISCOVERED SPLAY STRUCTURES WITHIN THE VIRGIN STRUCTURAL ZONE SHOWN TO HOST THIRD STYLE OF GOLD MINERALIZATION INCLUDING 6.35 G/T GOLD OVER 12.2 METRES WITHIN 42.6 METRES GRADING 2.62 G/T GOLD

♦

DRILLING CONFIRMS CONTINUITY OF BOTH STEEPLY ORIENTED AND SUB-HORIZONTAL GOLD ZONES

Madison Minerals Inc. (TSX-V: MMR) is pleased to report results for the initial set of sixteen reverse circulation drill holes from its 2006 drilling program at its Lewis Property in Nevada.   Madison, and its joint venture partner, Great American Minerals, Inc., has completed forty-nine drill holes (both in-fill and step-out) totalling 31,690 feet during this most recent exploration program.

Drill results received to date have confirmed a third style of gold mineralization as splay structures associated with the Virgin Structural Zone.  Of the current drill results available, holes MAD-43 and MAD-57 have successfully intersected one such mineralized splay, while MAD-45 has intersected a separate, sub-parallel mineralized splay structure 400 feet to the north.

As indicated within the following tables, gold results from the current set of available drill holes (MAD-34 to MAD-46 and MAD-55 to MAD-57) compare favourably with previous drilling results that had partially outlined two distinct mineralization styles within the extensive Virgin Structural Zone: steeply oriented, higher grade mineralization and sub-horizontal, lower-grade mineralization, all hosted by favourable stratigraphy. A third style of mineralization, discovered by recent drilling, is steeply oriented mineralized splays or cross structures that intersect the N-S trending Virgin Structural Zone.

STEEPLY ORIENTED MINERALIZED ZONE

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-36	28750/4650	090/-70	222.5-231.6	9.1	4.88
MAD-39	28900/4750	090/-70	89.9-96.0	6.1	4.54
MAD-55	28800/4750	090/-70	161.5-170.7 incl.161.5-164.5	9.2 3.0	2.17 4.94
MAD-56	28650/4750	090/-70	134.1-135.6	1.5	7.33

These results compare favourably to previously released results from drill intercepts of this mineralized zone, including:

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-05	29100/4715	090/-75	53.3-85.3	32.0	17.50
MAD-08	28850/4730	090/-70	106.7-115.8	9.1	7.00
MAD-17	29150/4700	090/-70	41.1-44.1	3.0	8.20
MAD-20	29200/4700	090/-85	50.3-57.9	7.6	7.10

SUB-HORIZONTAL MINERALIZED ZONES

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-40	28950/4800	090/-70	54.9-71.7 incl.56.4-59.4	16.8 3.0	1.13 2.09
MAD-42	29150/4350	090/-80	129.5-143.2 incl.134.1-140.2	13.7 6.1	1.44 2.39

These results compare favourably to previously released results from drill intercepts of these mineralized zones, including:

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-06	29050/4720	090/-75	51.8-76.2	24.4	1.35
MAD-19	29150/4700	090/-80	44.2-70.1	25.9	1.90
MAD-23	29200/4605	090/-80	115.8-143.3	27.5	1.93
MAD-28	29050/4710	090/-82	166.1-182.9	16.8	1.28

NEWLY DISCOVERED SPLAY STRUCTURES ZONES

Hole #	Location (N/E)	Azimuth/Dip	From - To (m)	Interval (m)	Gold (g/t)
MAD-43	29150/4500	045/-70	137.2-179.8 incl.138.7-150.9	42.6 12.2	2.62 6.35
MAD-45	29500/5000	360/-70	13.7-22.9 97.5-102.1	9.2 4.6	2.51 1.22
MAD-57	29150/4625	045/-70	121.9-147.8 incl.128.0-131.0 and 140.2-146.3 172.2-175.2	25.9 3.0 6.1 3.0	1.47 2.37 2.07 1.56

The intervals reported above use a 0.5 g/t gold cut-off and true widths have not been determined.

Madison anticipates that a second set of drill hole results will be available within two to three weeks for all three styles of mineralization at the Lewis Property.  Seven of the sixteen holes for which results are presently available did not intersect significant mineralization.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  ALS Chemex in Vancouver and TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

The Lewis Property is being explored by the Phoenix Joint Venture, comprised of Madison as to a 60% interest and Great American Minerals, Inc. as to a 40% interest.  Madison is the operator of the Phoenix Joint Venture.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000-29250. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.  THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 27, 2006

Item 3.

Press Release

November 27, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 27th day of November 2006.

MADISON MINERALS INC.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

November 27, 2006	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

TWO ADDITIONAL DRILL RIGS SENT TO MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of the addition of two exploration drill rigs to accelerate Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“the addition of two exploration drill rigs to its Mt. Kare drilling program to expedite the completion of an additional 12,000 metres of diamond drilling.  To date, Buffalo has completed 56 diamond drill holes for a total of approximately 7600 metres at Mt. Kare.

In its August 16th, 2006 news release Buffalo announced that it would be adding a third diamond drilling rig to the Mt. Kare property in Papua New Guinea (PNG).  Buffalo has engaged National Drilling of Papua New Guinea, who have provided the third drill rig which is now on site and operating.  In addition, Buffalo is in the process of expanding its exploration camp at the Mt. Kare project to be able to accommodate additional drill crews.   The expansion is expected to be completed by the New Year, and as such Buffalo has contracted a fourth rig from UPD Drilling of PNG to be available in January to assist in the exploration program.

New drilling to include up to 60 holes by May 2007

Following the success of the infill program at the Western Roscoelite Zone (WRZ) Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and in new exploration target areas, as described in the Buffalo news release of October 26th, 2006.

This phase of the drill program will occur between now and May 2007.  The current plan estimates 60 drill holes or approximately 12,000 meters.   The results of this phase will then be used to design the next phase of drilling.

Buffalo plans to drill approximately thirty closely spaced holes in zones of known mineralization.  This work will increase confidence in the current data, test the extents of mineralization and provide additional data for the Pre-feasibility study scheduled for completion by July 2007.  Zones to be drilled include the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

In addition, Buffalo has another thirty holes planned to test the many magnetic, IP and geochemical anomalies that have been identified.  These targets include the North Anomaly, Red Hill, Lubu Creek, Pinuni Creek and Luke’s Zone on the Mt. Kare property, as well as new targets on the adjacent 100% owned license area (EL 1427).

“We are very pleased to have additional drills to test the many targets on the Mt. Kare property and our adjoining license,” commented Buffalo CEO Damien Reynolds. “We believe that both properties have significant potential for additional resources and we are eager to broaden our exploration efforts.”.

Mr. Brian McEwen, P.Geol., Buffalo’s President and COO, is the qualified person for the Mt. Kare project and has approved the contents of this news release.”

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE